EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C.  V6H 1H2
www.emgold.com

November 19, 2012                                                                                                                                          TSX Venture Exchange:  EMR
OTCQB:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR AUTHORIZED DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

EMGOLD PROVIDES UPDATE ON TRANSACTIONS INVOLVING ITS BUCKSKIN RAWHIDE EAST PROPERTY AND NON-BROKERED PRIVATE PLACEMENT FINANCING FOR UP TO CDN$2.5 MILLION

Emgold Mining Corporation ("Emgold" or the "Company") announces that, subject to TSX Venture Exchange acceptance, the second part of the private placement, announced by the Company in its November 14, 2012 press release will be completed at $0.07 per unit.

On November 14, 2012, Emgold announced that it had signed an Option Agreement that will allow it to complete an early buyout (the "Option") of all underlying property rights, including royalty rights, in its Buckskin Rawhide East Property (the "Property") in Nevada. The Option provides that Emgold may pay two arm's-length parties an aggregate of US$510,000 to allow Emgold to consolidate a 100% interest in the 52 unpatented mineral claims, totaling 835 acres, that make up the Property.

In order to finance the exercise of the Option, Emgold announced that it had signed an Agreement (the "Agreement") with Rawhide Mining LLC ("RMC") pursuant to which Emgold would issue to RMC on a private placement basis, common shares and warrants in an amount of CDN$1.0 million.  RMC operates the Rawhide Gold Mine in Nevada.  In addition to the Property, Emgold has two additional exploration properties adjacent to or near RMC’s Denton-Rawhide Mine, namely the Buckskin Rawhide West and the Koegel Rawhide Properties.

Also pursuant to the Agreement, upon completion of the title transfer of the Property to Emgold, Emgold will subsequently lease the Property to RMC.  RMC plans to complete exploration activity on the Property with the goal of defining a mineral resource that, if successful, could ultimately be developed, permitted, and processed at the adjacent Rawhide Mine.  RMC will have the option of acquiring a 100% interest in the Property by achieving commercial production from any resources discovered, at which time Emgold’s interest would be converted to a “Bonus Payment”, based on ounces of gold mined from the Property.

In addition, to the above transactions, Emgold proposes to carry out a concurrent non-brokered private placement, to raise up to an additional CDN$1,500,000.  Details of the various transactions are outlined in Emgold’s November 14, 2012 press release, with additional details on the private placement outlined below.
Details of the Private Placement

Pursuant to the Agreement, Emgold and RMC have a binding agreement pursuant to which RMC will subscribe for 8,571,428 units at a price of CDN$0.07 per unit ("Units"), for total proceeds of CDN$600,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  No finder’s fees are payable in connection with this financing.  Shares issued will be subject to a four month and one day hold period. This portion of the private placement will be utilized by the Company to complete the acquisition of the Property.

Also pursuant to the Agreement, RMC agreed to subscribe for additional Units for CDN$400,000.  The price of these Units has now been set at CDN $0.07.  As a result, RMC will subscribe for an additional 5,714,285 Units, at CDN $0.07, for proceeds of CDN$400,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  No finder’s fees are payable in connection with this financing.  Shares issued will be subject to a four month and one day hold period.

Emgold also proposes to carry out a concurrent non-brokered private placement of up to an additional 21,428,571 Units, at a price of CDN$0.07 per share to raise up to an additional CDN$1,500,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  Shares issued will be subject to a four month and one day hold period.

Finder's fees and finder’s warrants may be paid in connection with some or all of this concurrent private placement in accordance with TSX-Venture Exchange policies. Eligible finders (the “Finders”) meeting regulatory requirements will be paid a cash fee equal to 8% of the gross proceeds raised from the respective accredited investors in the private placement found by the Finders.  Each eligible Finder will also receive that number of non-transferable finder’s warrants as is equal to 4% of the number of Units sold to accredited investors found by the Finder.  Each finder's warrant would be exercisable for one common share of the Company at a price of $0.12 per share, for a period of 24 months from the date of issuance.  Shares issued on the exercise of the finder's warrants would also be subject to a minimum hold period of four months and one day.

Subject to Emgold's success at completing a concurrent private placement, the transaction with RMC could result in RMC holding between 15 and 20% of Emgold's outstanding shares and therefore, pursuant to the rules of the TSX Venture Exchange, would require shareholder approval. Accordingly, it is expected that closing of the second portion of the subscription by RMC may be put to Emgold's shareholders for consideration at its AGM scheduled for December 12, 2012.

The proposed financing is subject to all necessary regulatory approvals. The proceeds of the financing will be used for acquisition of the Property, fees associated with the transactions, exploration of Emgold’s Nevada and B.C. properties, and for general working capital.

About the Buckskin Rawhide Property

The Property is an exploration property located in the Rawhide Mining District, about 40 miles southeast of Fallon. It consists of 52 unpatented mineral lode claims totaling approximately 835 acres.  Six of these claims, totaling 120 acres were staked by Emgold.  The balance is currently under an option and lease to Emgold from Nevada Sunrise, with Castagne holding a 25% carried interest in a portion of the claims.  It contains occurrences of gold and silver mineralization and was sampled and drilled historically by Kennecott Minerals Company (“Kennecott”) and others.  It is surrounded by RMC's Denton-Rawhide Mine and Pilot Gold Corporation’s (“Pilot Gold’s”) Regent exploration property.

The Denton-Rawhide Mine was owned and operated by Kennecott from 1988 to 2010.  From 1990 through 2010, the Denton-Rawhide Mine produced 1.5 million ounces of gold and 12.7 million ounces of silver, according to Muntean (in Nevada Bureau of Mines and Geology Special Publication MI-2010, 2011). In 2010, the Denton-Rawhide Mine was acquired by RMC, who advise that they continue to produce gold from historic heap leach pads and are in the process of re-opening the mine.

The Regent property is owned by Pilot Gold and was previously explored and drilled by Kennecott in the 1990's.  Since its formation, Pilot Gold has been conducting exploration on the property, including reverse circulation and diamond drilling according to Pilot’s public disclosures.

It should be noted that proximity of the Buckskin Rawhide East to other exploration properties in the area does not mean a resource will be identified or delineated at Buckskin Rawhide East.  However, the presence of similar geology and structures on the three properties does increase the potential for exploration success.

Historically, based on internal records, Kennecott drilled over 80 reverse circulation holes on the Buckskin-Rawhide Property. Those results indicated potential for delineation of both high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones, which led to Emgold acquiring the Property.  Emgold reviewed historic data, conducted geological mapping and field sampling, and subsequently discovered the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target.  Information on the Property can be found at www.emgold.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease, P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel:  (778) 375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the various transactions proposed herein, exploration potential, and other statements.  Forward-looking statements are based on certain assumptions that the counterparties to the proposed transactions act in good faith, that financing is available on acceptable terms, that Emgold receives TSX Venture Exchange acceptance for the transactions, that any required shareholder approval for part of the financing involving RMC, that RMC will be able to raise funding to conduct exploration, obtain the necessary permits to conduct exploration activities, and be successful in conducting such exploration activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required financing, failure of counterparties to perform their obligations or commitments pursuant to the Option and the LA, failure to obtain the required permits, and failure to achieve exploration success.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.